October 31, 2024

Eric Williams
Chief Financial Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046

       Re: Sunnova Energy International Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 22, 2024
           File No. 001-38995
Dear Eric Williams:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation